July 11, 2023

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Matthew Derby

VIA EDGAR

Re:	Medigus Ltd. (the “Company”)

Registration Statement on Form F-3

Filed May 16, 2023

File No. 333-271984

Dear Mr. Derby:

We submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 7, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form F-3 filed with the Commission by the Company on May 16, 2023.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the comment.

1.	Refer to your Annual Report on Form 20-F filed on May 3, 2023 and note 21 to your consolidated financial statements where you disclose several recently completed acquisitions, including Scisparc Nutraceuticals, Fort, and Fuel Doctor, among others, but did not provide audited or pro-forma financial information. Please tell us how you considered these acquisitions, both individually and in the aggregate, in concluding that audited financial statements and pro-forma financial information was not required. As part of your response, consider Article 3-05 and Article 11 of Regulation S-X, Rule 1-02(w) of Regulation S-X, and Item 5(b)(1)(i) of Form F-3.

Response:

We respectfully advise the Staff that the provisions of Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X do not apply to the recently completed acquisitions, including the acquisitions disclosed in note 21 to the Company’s consolidated financial statements filed with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), for the reasons set forth herein:

-	With respect to the two transactions by Jeffs’ Brands Ltd. (“Jeffs’ Brands”), the “Wellution transaction” in February 2023 and the “Fort transaction” in March 2023, the Company determined that Jeffs’ Brand’s operation of these seller accounts does not represent continuity of the acquired entity’s operations prior to and after the acquisition, for which inclusion of prior financial information would be material to an understanding of Jeffs’ Brands’ future operations and, accordingly, neither of these transactions constitutes an acquisition of a “business” for purposes of Article 3-05 of Regulation S-X.

In these transactions, Jeffs’ Brands acquired virtual stores operated on the Amazon.com marketplace, as well as the inventory associated with the virtual store at the date of acquisition. Prior to the acquisitions, these virtual stores focused on the sales of a limited number of lines of products, with no strategy or business plan to acquire other virtual stores or sell additional products. The Company deemed each transaction to be a purchase of assets for accounting purposes and not as a business combination, and identified the fair value of the assets acquired to be concentrated substantially in its entirety in a single identifiable asset, a trademark.

The Company further determined that although Jeffs’ Brands acquired equity interests in legal entities in the context of these transactions, they are identical in substance to the purchase of virtual stores operated on the Amazon.com marketplace by Jeffs’ Brand’s wholly owned subsidiary, Smart Repair Pro, in February 2021, as further described in the response letter filed with the Commission by Jeffs’ Brands on January 11, 2022 (the “2022 Response Letter”)i, in response to a substantially similar comment by the Staff (comment no. 23) in relation to the February 2021 acquisitions by Smart Repair Pro.

Since a transaction may be considered an asset acquisition under IFRS 3 and an acquisition of a business for purposes of the rules and regulations of the Commission, the Company analyzed the Wellution and Fort transactions in accordance with Rule 11-01(d) of Regulation S-X as part of its review of the treatment of each acquisition for reporting purposes. Per Rule 11-01(d), “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division constitutes a business. However, a lesser component of an entity may also constitute a business.” Rule 3-05(a)(2) provides that for the purposes of determining whether the provisions of Rule 3-05 apply, the determination of whether a business has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d). The Company has determined that, in accordance with Rule 11-01(d), there is not sufficient continuity with respect to the assets prior to and after the acquisitions, such that disclosure of prior financial information would not be material to an understanding of the future operations of Jeffs’ Brands.

In addition, as described in the 2022 Response Letter, in addition to executing the Amazon business model, Jeffs’ Brands utilizes artificial intelligence and machine learning technologies to analyze sales data and patterns on the Amazon marketplace in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. In further of this aspect of Jeffs’ Brands business model, Jeffs’ Brands focuses on identifying existing, recognized seller accounts operated by small Amazon sellers who Jeffs’ Brands believe do not have access to the financing and other capabilities necessary to grow their account beyond a certain extent. Following Jeffs’ Brands acquisition of such Amazon stores, it uses its technological knowledge and tools and the vast experience gained by its officers to improve the performance of the acquired Amazon stores, including by optimizing advertising, analyzing competitors, purchasing more diverse product inventory and/or removing some of the existing products and examining the expansion of the store’s activity to other geographical areas. For this reason, among others and for the other reasons referred to in the 2022 Response Letter that are applicable to these transactions as well in light of the similarity of the transactions and the business model of Jeffs’ Brands, while Jeffs’ Brands will continue to use the acquired Amazon stores to continue to sell one or more of the products acquired in some capacity, the nature of Jeffs’ Brands revenue producing activity following each acquisition as a whole is an amalgamation of these and other Amazon accounts it has acquired and will continue to acquire and grow in the future, akin to a retail store that adds new brands to the line of products it offers to its customers, and for this additional reason, the Company believes that inclusion of the prior financial information of each acquired Amazon store would not be material to an understanding of the Company’s future operations.

-	With respect to the “Fuel Doctor transaction” in March 2023, the Company determined that the provisions of Rule 3-05 of Regulation S-X and Article 11 do not apply to this acquisition as Fuel Doctor Holdings Inc. is a shell company as defined under Rule 12b-2 of the Exchange Act of 1934, as amended, and as such is not considered a business in accordance with Rule 11-01(d) of Regulation S-X.

-	With respect to the other transactions disclosed by the Company, including the transactions disclosed under note 21 to the Company’s consolidated financial statements filed with the 2022 Annual Report, the Company respectful advises the Staff that either these transactions do not constitute an acquisition of equity interests and/or the Company has not obtained significant influence or acquired control due to consummation of these acquisitions. Therefore, the Company determined that the provisions of Rule 3-05 of Regulation S-X and Article 11 do not apply to these transactions and no “business” was acquired.

[i]	See https://www.sec.gov/Archives/edgar/data/1885408/000121390022001570/filename1.htm.

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me, by phone at: +972-3-6899124 or by email: tali.dinar@medigus.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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